UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Delta Air Lines, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

247361702

(CUSIP Number)

Air Line Pilots Association, International

1625 Massachusetts Ave, N.W.

Washington, DC 20036

Attn: Jalmer D. Johnson

(703) 689-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No: 247361702 13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Air Line Pilots Association, International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, D.C.
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,556,492 shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 49,556,492 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,556,492 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on November 10, 2008, with the Securities and Exchange Commission (the “SEC”) by the Reporting Person (as defined in the Schedule 13D), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Delta Air Lines, Inc. (“Delta” or the “Issuer”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The second sentence of the fourth paragraph of Item 3 in the Schedule 13D is hereby amended to read as follows:

“The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is 29,497,912, the aggregate number of Northwest Pilot Shares issuable pursuant to the TFA is 20,058,580 and the aggregate number of Pilot Shares issuable pursuant to the TFA is 49,556,492.”

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 in the Schedule 13D is hereby amended to read as follows:

“The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is 29,497,912, the aggregate number of Northwest Pilot Shares issuable pursuant to the TFA is 20,058,580 and the aggregate number of Pilot Shares issuable pursuant to the TFA is 49,556,492 (representing approximately 6.9% of the outstanding Common Stock based on the information provided by Delta). Therefore, ALPA may be deemed to beneficially own 49,556,492 shares of Common Stock (representing approximately 6.9% of the outstanding Common Stock based on information provided to ALPA by Delta).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIR LINE PILOTS ASSOCIATION, INTERNATIONAL

              /s/ Jalmer D. Johnson

Name: Jalmer D. Johnson

Title:   General Manager